FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Dated March 11, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit (publ)
Swedish Export Credit Corporation
(Translation of Registrant’s Name into English)

Klarabergsviadukten 61-63
P.O. Box 194
SE-101 23 Stockholm
Sweden
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant today issued the following press release:

Information regarding Annual Report for 2010

SEK released its Annual Report for 2010 on March 11, 2011. The report includes certain amendments of SEK’s consolidated statements of comprehensive income and consolidated statements of financial positions compared with the information shown in the year‐end report for 2010, which was published on February 2, 2011. These amendments arise from adjustments in the calculation of the book value of certain assets.

As a result of these amendments, SEK’s operating profit for 2010 amounted to Skr 3,939.7 million, compared with Skr 3,840.3 million previously reported in the year‐end report.

Total equity as of December 31, 2010, was Skr 12,569.8 million, compared with Skr 12,496.6 million in the year‐end report.

SEK’s Board of Directors has decided to propose to the annual general meeting that a regular dividend of Skr 301.0 million be paid, which corresponds to 30 percent of IFRS after-tax net profit, excluding the effect of the sale of shares in Swedbank. The previous proposal, before the adjustment described above was made, was Skr 279.0 million.

For further information please contact Peter Yngwe, SEK’s President, on +46 8 613 83 00, or Johan Winlund, Head of Communications, on +46 8 613 84 88.

The Registrant expects to file the Annual Report noted above on Form 6-K during the week of March 14th.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 11, 2011

AB Svensk Exportkredit (publ)

(Swedish Export Credit Corporation)

By:	/s/ Anna-Lena Soderlund

Anna-Lena Soderlund, Chief Accounting Officer

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